SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                              MEGADATA CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   585145105
         --------------------------------------------------------------
                                 (CUSIP Number)

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         G.S. BECKWITH GILBERT                          DENNIS J. BLOCK, ESQ.
FIELD POINT CAPITAL MANAGEMENT COMPANY             CADWALADER, WICKERSHAM & TAFT
             47 ARCH STREET                               100 MAIDEN LANE
          GREENWICH, CT  06830                          NEW YORK, NY  10038
             (203) 629-8757                                (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 27, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 585145105               SCHEDULE 13D              PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSON
     G.S. Beckwith Gilbert

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     00
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                7     SOLE VOTING POWER
                      2,053,515*
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         70,000**
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,053,515*
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      70,000**
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,123,515*
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.1%
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14     TYPE OF REPORTING PERSON (See Instructions)
       IN
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*     Of these shares, 156,000 shares are held in Mr. Gilbert's IRA account.

** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.
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CUSIP NO. 585145105               SCHEDULE 13D              PAGE 3 OF 5 PAGES
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1    NAME OF REPORTING PERSON
     Gilbert Family Trust


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[X]
                                                                        (B)[ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                7     SOLE VOTING POWER
                      70,000
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          70,000
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       70,000
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%
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14     TYPE OF REPORTING PERSON (See Instructions)
       OO
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

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CUSIP NO. 585145105               SCHEDULE 13D              PAGE 4 OF 5 PAGES
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INTRODUCTION

      This is Amendment No. 5 to a statement on Schedule 13D (the "Original
Schedule 13D") filed by G.S. Beckwith Gilbert relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Megadata Corporation, a New York corporation ("Megadata" or the "Company"), the principal executive offices of which are located at 47 Arch Street, Greenwich, Connecticut 06830. Capitalized terms used herein have the meaning ascribed to them in the Original
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            As of May 27, 2002:

            (a) (i) Mr. Gilbert beneficially owns 2,123,515 shares of Common Stock (including 156,000 shares held in Mr. Gilbert's IRA account and 70,000 shares held by the Trust), representing approximately 61.1% of the Company's outstanding shares of Common Stock (based upon 3,473,115 shares of Megadata Common Stock outstanding as reported in Megadata's Quarterly Report on Form 10-Q for the quarter ended January 31, 2002). Mr. Gilbert disclaims beneficial ownership of the shares held by the Trust.

                (ii) The Trust beneficially owns 70,000 shares of Common Stock, representing approximately 2.0% of the Company's outstanding shares of Common Stock.

            (b) Subject to the provisions of the Purchase Agreement described in
Item 4 of the Original Schedule 13D, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,053,515 shares of Common Stock beneficially owned by him and shares with the other Trustees power to vote or to direct the vote and power to dispose or to direct the disposition of the 70,000 shares beneficially owned by the Trust.

            (c) The Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 4 to the Original Schedule 13D, except that on May 27, 2002, Mr. Gilbert purchased 311,000 shares of Common Stock from Data Probe, Inc. in a private placement for an aggregate purchase price of $388,750.

            (d)-(e) Not applicable.

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CUSIP NO. 585145105               SCHEDULE 13D              PAGE 5 OF 5 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 30, 2002

 /s/ G.S. Beckwith Gilbert
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     G.S. Beckwith Gilbert